EXHIBIT 99(e)

NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2A WMZ 1996)

PART I

1.    Name of the issuing institution: Unilever N.V.

2.    Name of the person obliged to notify: P.J. Cescau

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


--------------------------  ---------------- -----------  -----------   --------
Type of security            Name of the      Number of    Total         Total
                            issuing          securities   capital       voting
                            institution                                 rights
--------------------------  ---------------- -----------  -----------   --------
--------------------------  ---------------- -----------  -----------   --------
Depositary receipt for
Ordinary share              Unilever N.V.    2,762        NLG 3,093     0
--------------------------  ---------------- -----------  -----------   --------
--------------------------  ---------------- -----------  -----------   --------
Ordinary share, nominal
value NLG 1.12              Unilever N.V.    27,078       NLG 30,327.36 303,273
--------------------------  ---------------- -----------  -----------   --------
--------------------------  ---------------- -----------  -----------   --------
Employee option on ordinary
share of nominal value
NLG 1.12                    Unilever N.V.    94,617       0             0
--------------------------  ---------------- -----------  -----------   --------


Sort of security involved in the transaction

4.   type of security                           : Options on ordinary shares
     (Share/Convertible bond/Option/Warrant/Other)

5.   To be filled out if applicable

     Nominal value of the (underlying) share    : NLG 1.12 ((euro)0.51)

     Option series                              : Unilever Nederland Aandelen
                                                  Optieplan

     Exercise price/conversion rate             : EUR 53.80

     Expiration date                            : 13 May 2009


Transaction in the security indicated in questions 4 and 5

6.   Transaction date                           : 13 May 2004

7a.  Number of securities acquired
     in the transaction(1)                      : 50 options on ordinary shares

b.   Number of securities sold
     in the transaction                         : not applicable

8.   Purchase price and/or selling price        : not applicable

9.   Transaction according to an investment
     management agreement                       :    O YES              X NO

10. Statement of the total number of securities after the transaction:

--------------------------  ---------------- -----------  -----------   --------
Type of security            Name of the      Number of    Total         Total
                            issuing          securities   capital       voting
                            instiution                                  rights
--------------------------  ---------------- -----------  -----------   --------
--------------------------  ---------------- -----------  -----------   --------
Depositary receipt for      Unilever N.V.    2,762        NLG 3,093     0
Ordinary share
--------------------------  ---------------- -----------  -----------   --------
--------------------------  ---------------- -----------  -----------   --------
Ordinary share, nominal     Unilever N.V.    27,078       NLG 30,327.36 303,273
value NLG 1.12
--------------------------  ---------------- -----------  -----------   --------
--------------------------  ---------------- -----------  -----------   --------
Employee option on ordinary Unilever N.V.    94,667       0             0
share of
nominal value NLG 1.12
--------------------------  ---------------- -----------  -----------   --------

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NOTIFICATION UNDER THE `REGULAR' Wmz 1996
--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)      %            Voting Rights (total)     %
- Direct actual               %            - Direct actual           %
- Direct potential            %            - Direct potential        %
- Indirect actual             %            - Indirect actual         %
- Indirect potential          %            - Indirect potential      %

          Denominator Capital Interest (euro) .....................
          Denominator Voting Rights ......................(number)

1.    Is this the first notification under
      section 2 of the Wmz 1996:               yes     no

2.    Is this the first notification the
      issuing institution concerned:           yes     no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary                       O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty                   O
- the Voting rights are pursuant to a voting
  rights agreement                                          O

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PART II NOTIFICATION FORM SECTION 2a Wmz 1996
--------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify                : XXX

Postal code & residence of the person obliged to notify: XXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.   Member of the Board of Directors               :    X YES              NO
2.   Member of the Board of Directors
     of an affiliated company                       :      YES            X NO
3.   Member of the Supervisory Board                :      YES            X NO
4.   Member of the Supervisory Board
     of an affiliated company                       :      YES            X NO

Is the notification made through the Compliance
Officer of the issuing institution                  :    X YES              NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                   Date: 17 May 2004
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com



Signature:___________________
          J.A.A. van der Bijl
          Compliance Officer

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(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!